UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 79971C201	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,650,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,650,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,650,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 140,647 Common Units that are subject to vesting.

CUSIP No.: 79971C201	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

3.	This amount includes 140,647 Common Units that are subject to vesting.
4.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 12 of 19 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 13 of 19 Pages

1	NAMES OF REPORTING PERSONS
TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP No.: 79971C201	Page 14 of 19 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:
This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 9 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, Amendment No. 7, filed with the SEC on September 9, 2020, and Amendment No. 8, filed with the SEC on October 5, 2020 (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”), (ii) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (iii) Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company; (iv) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (iv) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (v) Stonepeak Associates LLC, a Delaware limited liability company; (vii) Stonepeak GP Holdings LP, a Delaware limited partnership; (viii) Stonepeak GP Investors LLC, a Delaware limited liability company; (ix) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (x) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (xi) Trent Vichie (“Mr. Vichie”), a citizen of the United States of America (each of (ii) through (xi), collectively, the “Catarina Reporting Persons”).

This Schedule 13D relates to Common Units held directly by SPCE Sub and Common Units, Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina.

SPCE Sub is an entity formed to hold Common Units. Stonepeak Catarina is the sole member of SPCE Sub. Stonepeak Texas Midstream Holdco LLC is the managing member of Stonepeak Catarina Holdings LLC. Stonepeak Catarina Upper Holdings LLC is the majority owner member of Stonepeak Texas Midstream Holdco LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the managing member of Stonepeak Texas Midstream Holdco LLC and the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC. Each of Mr. Dorrell and Mr. Vichie serve as a managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit Q.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.: 79971C201	Page 15 of 19 Pages

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As described in Amendment No. 5, under the terms of the Partnership Agreement (defined in Amendment No. 5) entered into on August 2, 2019, commencing with the quarter ending on June 30, 2019, the Class C Preferred Units receive a quarterly distribution of, at the election of the Board, (i) with respect to any distribution made with respect to the quarter ended June 30, 2019, 10.0% per annum if paid in full in cash or 12.0% per annum if paid in paid-in-kind units; (ii) with respect to any distribution made with respect to any quarter beginning with and after the quarter ending September 30, 2019, through and including the quarter ending December 31, 2021, 12.5% per annum, regardless of whether paid in cash, paid-in-kind units or a combination thereof; and (iii) with respect to any distribution made with respect to any quarter beginning on or after January 1, 2022, 14.0% per annum, regardless of whether paid in cash, paid-in-kind units or a combination thereof (“Class C Preferred Distribution Rate”). Distributions are to be paid on or about the last day of each of February, May, August and November after the end of each quarter.

Upon approval of the Board, based on the approval and recommendation of the Conflicts Committee, the Partnership sent Stonepeak Catarina a letter agreement (the “Letter Agreement”) dated November 16, 2020, pursuant to which the Partnership set forth its election to satisfy its obligation to make the third quarter 2020 distribution on the Class C Preferred Units in the form of 22,274,869 Common Units, to be issued (the “Third Quarter Common Units”) promptly after the satisfaction of the Issuance Conditions (defined below).

In addition, pursuant to the Letter Agreement, in consideration of Stonepeak Catarina’s acceptance of the Third Quarter Common Units in lieu of a distribution paid-in-kind in Class C Preferred Units, the Partnership agreed that Stonepeak Catarina shall in all cases have the option to elect to receive the quarterly distribution on the Class C Preferred Units in Common Units (Common Units issued in lieu of payment-in-kind Class C Preferred Units for any quarterly distribution are referred to as “Subject Common Units”) for any quarter following the third quarter 2020 distribution, by providing written notice to the Partnership no later than the last day of the calendar month following the end of such quarter (“Written Notice”). The Board also approved certain amendments to the Partnership Agreement necessary to effectuate the transactions contemplated by the Letter Agreement. For any quarter in which Stonepeak Catarina elects to receive Subject Common Units, the Partnership shall issue the applicable number of Subject Common Units on the distribution payment date to be established by the Board for such quarter, subject to the satisfaction of the following conditions (the “Issuance Conditions”):

(1)
The Partnership has delivered to Stonepeak Catarina a fully executed “Supplemental Listing Application” approving the Subject Common Units for listing by the NYSE American, upon official notice of issuance of such Subject Common Units. The issuance of the Subject Common Units shall not contravene NYSE American rules and regulations.

(2)
There shall not be pending any suit, action or proceeding by or before any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction challenging or seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by the Letter Agreement.

(3)
Each party to the Letter Agreement has complied with applicable federal securities laws applicable to the issuance of the Subject Common Units, including the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

CUSIP No.: 79971C201	Page 16 of 19 Pages

The number of Subject Common Units to be issued for any quarter following the third quarter shall be calculated by (a) dividing the Class C Preferred Distribution Rate for such quarter by the Common PIK Price (as defined below) for such quarter and then (b) multiplying the result from clause (a) by the number of Class C Preferred Units held by Stonepeak Catarina. Any fractional Subject Common Unit will be rounded up to the nearest whole Subject Common Unit. As used herein, “Common PIK Price” means, for any quarter after the third quarter 2020, the greater of (1) $0.5252 (subject to adjustment for unit splits, unit combinations, unit dividends and other similar events) and (2) an amount equal to (x), if the Warrant has not been exercised in full, the product of 110% multiplied by the Closing Price (as defined in the Partnership Agreement) on the last trading day immediately prior to the date of the Written Notice for such quarter, or (y), if the Warrant has been exercised in full, the Closing Price on the last trading day immediately prior to the date of the Written Notice for such quarter.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement, which is included as Exhibit R to this Schedule 13D and is incorporated herein by reference.

On November 17, 2020, Stonepeak Texas Midstream Holdco LLC and Stonepeak Catarina Upper Holdings, LLC entered into a Unit Transfer Agreement pursuant to which Stonepeak Catarina Upper Holdings, LLC transferred its ownership interests in Stonepeak Catarina to Stonepeak Texas Midstream Holdco LLC, and Stonepeak Texas Midstream Holdco LLC and replaced Stonepeak Catarina Upper Holdings, LLC as managing member of Stonepeak Catarina.  Following the transfer, Stonepeak Catarina Upper Holdings, LLC owns 77.25% of the membership interests of Stonepeak Texas Midstream Holdco LLC, whose managing member is Stonepeak Associates LLC.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 7,369,094 Common Units, which amount represents approximately 33.1% of the outstanding Common Units. This amount includes: (i) 393,291 Common Units held directly by Stonepeak Catarina; (ii) approximately 2,325,364 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; and (iii) 4,650,439 Common Units held directly by SPCE Sub (including 140,647 Common Units that are subject to vesting). As of the date hereof, SPCE Sub may be deemed the beneficial owner of 4,650,439 Common Units, which amount represents approximately 23.3% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on the approximately 19,953,880 Common Units outstanding as of November 16, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 16, 2020, plus, for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the approximately 2,325,364 Common Units currently issuable upon exercise of the Warrant, for an aggregate of approximately 22,279,244 Common Units outstanding.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the 393,291 Common Units held directly by Stonepeak Catarina and the approximately 2,325,364 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina. The Reporting Persons have shared voting power and shared dispositive power with regard to the 4,650,439 Common Units held directly by SPCE Sub.

(c) The response to Item 4 of this Amendment No. 9 is incorporated by reference herein. Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons.

CUSIP No.: 79971C201	Page 17 of 19 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 9 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit Q:	Joint Filing Agreement

Exhibit R:
Letter Agreement, dated November 16, 2020, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 3.2 to the quarterly report on Form 10-Q filed by the Partnership on November 16, 2020)

CUSIP No.: 79971C201	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY SUBSIDIARY LLC

By:  STONEPEAK CATARINA HOLDINGS LLC, its sole member
By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC

By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:  STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:  STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By: STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK ASSOCIATES LLC

By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP HOLDINGS LP

By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS LLC

By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:  STONEPEAK ASSOCIATES LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

By: /s/ Michael Dorrell
Name:  Michael Dorrell

By: /s/ Trent Vichie
Name:  Trent Vichie

November 18, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: 79971C201	Page 19 of 19 Pages

EXHIBIT Q

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Units of Sanchez Midstream Partners LP, dated as of November 18, 2020, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: November 18, 2020

SP COMMON EQUITY SUBSIDIARY LLC

By:  STONEPEAK CATARINA HOLDINGS LLC, its sole member
By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC

By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:  STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:  STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By: STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK ASSOCIATES LLC

By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP HOLDINGS LP

By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS LLC

By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:  STONEPEAK ASSOCIATES LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

By: /s/ Michael Dorrell
Name:  Michael Dorrell

By: /s/ Trent Vichie
Name:  Trent Vichie